May 4, 1997


Dear Imo Stockholder:

     Your Board of Directors has announced the adoption of a new 1997 Stockholder Rights Plan to replace the prior stockholder rights plan upon its expiration today. The new Plan is structured similarly to the prior Plan, but certain
financial  terms    were changed to  reflect  current  market
conditions. This letter describes the new Plan and explains our reasons for adopting it. Also included herein is the "Summary of Rights to Purchase Preferred Stock," which provides more detailed information about the Plan and the Rights being distributed to you thereunder, and we urge you to read it carefully.

     The Plan is intended to protect your interests in the event the Company is confronted with coercive or unfair takeover tactics. The Plan contains provisions to safeguard you in the event of an unsolicited offer to acquire the Company, whether through a gradual accumulation of shares in the open market, a partial or two-tiered tender offer that does not treat all stockholders equally, the acquisition in the open market or otherwise of shares constituting control without offering fair value to all stockholders, or other abusive takeover tactics which are common in today's takeover environment and which your Board believes are not in the best interests of the Company's stockholders. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice, and deprive them of the full value of their shares.

     The Plan is designed to assure that all of Imo's stockholders receive fair and equitable treatment in any unsolicited bid for the Company. The Plan is not intended to preclude legitimate offers to acquire the Company, but rather, to encourage anyone seeking to acquire the Company to negotiate with the Board of Directors prior to attempting a takeover. The mere declaration of the rights dividend should not affect any prospective offerer willing to make an offer at a full and fair price or to negotiate with your Board of Directors and certainly will not interfere with a merger or other business combination transaction approved by your Board of Directors.

     The new Plan is not being adopted in response to any effort to acquire control of the Company. The Board is not aware of any such effort, although in March 1997 the Company retained Credit Suisse First Boston to evaluate strategic alternatives for enhancing stockholder value and reducing leverage, including the possible merger or sale of the Company. The Plan has been adopted in order to assure that the Board will continue to have the ability to protect your interests.

     The Rights distributed to you under the Plan may generally be redeemed by the Company at $.01 per Right prior to the time any person or group has acquired 15% or more of the Company's shares, and thus they should not interfere with any merger or other business combination approved by the Board.

     Issuance of the Rights does not in any way weaken the financial strength of the Company nor interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you, and will not change the way in which you can currently trade the Company's shares. As explained in detail below and in the accompanying Summary, the Rights will be exercisable only if and when a situation arises that triggers their effectiveness. They will then operate to protect you against being deprived of your right to share in the full value of your investment in the Company.

     Your Board was aware of arguments that stockholder rights plans deter legitimate acquisition proposals. We carefully considered these views and concluded that the arguments are speculative and do not justify leaving stockholders without this protection against unfair treatment by an acquirer -- who, after all, is seeking its own advantage, not yours. Your Board believes that keeping a rights plan in place provides a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     The Rights will be issued to stockholders of record on May 4, 1997, and will expire in ten years. Initially, the Rights will not be exercisable, certificates will not be sent to you, and the Rights will automatically trade with the Company's Common Stock. However, ten days after a person or group either acquires 15% or more of the Company's Common Stock or commences a tender offer that would result in such person or group owning 15% or more of the outstanding shares (even if no purchases actually occur), the Rights will become exercisable and separate certificates representing the Rights will be distributed. We expect that the Rights will begin to trade independently from the Company's shares at that time. At no time will the Rights have any voting power.

     When the Rights first become exercisable, a holder will be entitled to purchase from the Company one one-hundredth (1/100) of a share of a new Series B Junior Participating Preferred Stock of the Company at a purchase price of $15. The terms of such preferred stock are described under the "Description of Preferred Stock," which is set forth below. If the Company is involved in a merger or other business combination at any time when there is a 15% or more stockholder of the Company, the Rights will entitle a holder to buy a number of shares of common stock of the acquiring company having market value of twice the exercise price of each Right. For example, if at the time of the business combination the acquiring company's stock has a per share value of $10, the holder of each Right would be entitled to receive three shares of the acquiring company's common stock for $15, i.e., at a 50% discount. Alternatively, if a 15% holder acquires the Company by means of a reverse merger in which the Company and its stock survive, or engages in certain self-dealing transactions with the Company, or if any person acquires 15% or more of the Company's Common Stock other than pursuant to an offer for all shares that the independent directors determine to be fair to, and otherwise in the best interest of, stockholders, each Right not owned by a 15% or more stockholder would become exercisable for Common Stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) having a market value equal to twice the exercise price of the Right.

     While, as noted above, the distribution of the Rights will not be taxable to you or the Company, stockholders may, depending upon the circumstances, recognize taxable income when the Rights become exercisable.

     Striving to maximize stockholder value is a preeminent goal of your management and Board of Directors.

                                   Sincerely,



                                   Donald K. Farrar
                                   Chairman, President and
                                   Chief Executive Officer


                 SUMMARY OF RIGHTS TO PURCHASE
                        PREFERRED STOCK

     On April 30, 1997, the Board of Directors of Imo Industries Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Company Common Stock to stockholders of record at the close of business on May 4, 1997. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase
price  of  $15  per  Unit  (the "Purchase Price"),   subject to
adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and the Rights Agent thereunder.

     Initially, the Rights will be attached to the Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock
certificates   and   will   be  transferred  with   such
Common Stock certificates, (ii) new Common Stock certificates issued after May 4, 1997 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 4, 2007, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except in certain circumstances described in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, or (ii) a Person becomes the beneficial owner of more than 15% of the then outstanding shares of Common Stock other than pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair to, and otherwise in the best interests of, stockholders, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $15 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $30 worth of Common Stock (or other consideration, as noted above) for $15. Assuming that the Common Stock had a per share value of $5 at such time, the holder of each valid Right would be entitled to purchase six shares of Common Stock for $15.

     In the event that, any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger described in the second preceding paragraph or a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash or stock. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to a
Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


                DESCRIPTION OF PREFERRED STOCK

     The  Imo  Industries  Inc. Series  B  Junior  Participating
Preferred Stock purchasable upon exercise of the Rights will be subordinate to other series of the Company's Preferred Stock that may be issued in the future.

     Each  share  of  Series  B  Junior Participating  Preferred
Stock will be entitled to an aggregate dividend of 100 times the dividend declared per share on the Company's Common Stock,if any.

     In the event of liquidation, the holders of the Series B Junior Participating Preferred Stock will receive a preferred liquidation payment equal to the greater of $100 per share or an amount equal to 100 times the payment to be made per share of Common Stock.

     Each share of Series B Junior Participating Preferred Stock will have 100 votes, voting together with the Company's Common Stock. Each share of Series B Junior Participating Preferred Stock will be redeemable from time to time at the then current market price of 100 shares of Common Stock.

     In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series B Junior Participating Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock.

     The  rights of the Series B Junior Participating  Preferred
Stock as to dividends, liquidation, redemption and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

     Because of the nature of the Series B Junior Participating Preferred Stock's dividend, liquidation, redemption and voting rights, the economic value of the one one-hundredth (1/100) interest in a share of Series B Junior Participating Preferred Stock purchasable upon the exercise of each Right should approximate the economic value of one share of Imo Common Stock.